

05041758

SECURI[illegible] ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

Revised



RECEIVED
APR 20 2005
PROCESSING
SECTION

SEC FILE NUMBER
8-49126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Constellation Investment Distribution Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Westlakes Drive Suite 280
(No. and Street)

Berwyn, PA 19312
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Levan (484) 329-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smart & Associates, LLP
(Name – *if individual, state last, first, middle name*)

92 W. Lancaster Ave. Devon, PA 19333
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Dandridge Campbell III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constellation Funds, as of April, 15th, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF FLORIDA

Yolanda R. Alexander
Commission # DD 014780
Expires May 18, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Yolanda R. Alexander
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Table of Contents
December 31, 2004



SMART™
AND ASSOCIATES, LLP

Independent Auditors' Report

To the Stockholder and Board of Directors
Constellation Investment Distribution Company Inc.

We have audited the accompanying statement of financial condition of Constellation Investment Distribution Company Inc., (the "Company") as of December 31, 2004 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Constellation Investment Distribution Company Inc. at December 31. 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 9-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smart and Associates, LLP

February 23, 2005

92 W. LANCASTER AVENUE · DEVON, PA 19333 · PHONE 610.254.0700 · FAX 610.254.5292

THE INTERNATIONAL igaf GROUP OF ACCOUNTING FIRMS

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Statement of Financial Condition

December 31, 2004

ASSETS

Cash	$358,646
Central registration depository	16,811
Due from affiliates	315,520
Prepaid expenses	78,203
Total assets	$769,180

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 23,954
Due to affiliates	280,986
Total current liabilities	304,940
Stockholder's equity:	
Common stock - 20,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value	1,000
Additional paid-in capital	373,465
Retained earnings	89,775
Total stockholder's equity	464,240
Total liabilities and stockholder's equity	$769,180

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Statement of Operations

For the year ended December 31, 2004

Revenues:	
Brokerage commissions	$472,921
Administrative and distribution service fees	401,008
Other	1,497
Total revenues	875,426
Expenses:	
Administration services	503,000
State registrations	88,332
Continuing education	7,163
Accounting	13,000
Legal and consulting	51,577
Conferences	68,444
Insurance	6,589
Equipment and supplies	46,787
Other	29,062
Total expenses	813,954
Income before income taxes	61,472
Provision for income taxes	13,300
Net income	$ 48,172

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2004

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2004	1,000	$ 1,000	$353,590	$41,603	$396,193
Contribution of capital	-	-	19,875	-	19,875
Net income	-	-	-	48,172	48,172
Balance at December 31, 2004	1,000	$ 1,000	$373,465	$89,775	$464,240

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Statement of Cash Flows

For the year ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 48,172
Administration services fee forgiven	19,875
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Central registration depository	(3,064)
Due from affiliates	(289,530)
Prepaid expenses	(1,690)
Commissions receivable	237,439
Due to affiliates	256,386
Accrued expenses	(38,523)
Net cash provided by operating activities	229,065
Cash flows from investing activities:	
Return of introducing broker deposit	100,991
Net cash provided by investing activities	100,991
Net increase in cash	330,056
Cash, beginning of year	28,590
Cash, end of year	$358,646

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.
Notes to Financial Statements
December 31, 2004

1. Organization and Basis of Presentation:

Constellation Investment Distribution Company Inc. (the "Company") is a limited purpose broker-dealer engaged in the sale of mutual fund shares for multiple registered investment companies including the Constellation Funds Group. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Constellation Investment Management Company, LP. ("CIMCO").

On March 23, 2004 all of the outstanding common stock of the Company was purchased from Turner Investment Partners ("Turner") by Constellation Holdings I, LLC which is owned by the Company's Chief Executive Officer. On August 17, 2004 the outstanding common stock was sold to CIMCO.

The Company's Chief Executive Officer is a 1% general partner in CIMCO through his 100% ownership of CHI, LLC and has an indirect 20% limited partnership interest.

2. Summary of Significant Accounting Policies:

Use of Estimates:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Financial Operational Combined Uniform Single ("FOCUS") Report. The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Credit and Market Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. Brokerage commission rates are supported by contracts; however, in the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issue of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash balances at financial institutions that at times exceed the federally insured amount of $100,000 per institution and which may at times significantly exceed balance sheet amounts due to outstanding checks.

Revenues:

For the period January 1, 2004 through March 23, 2004, the Company earned brokerage commissions on a per traded basis and recorded revenue in the period the trade settled. Effective with the sale of all of the common stock of the Company from Turner by CIMCO, the Company no longer earns brokerage commission on security trades.

1. Organization and Basis of Presentation, continued:

Two customers accounted for 36% and 10% of revenues, respectively. The agreement with the customer that accounted for 36% of revenue terminates in June 2005. The monthly billing under this agreement is approximately $25,000.

The Company does not maintain an allowance for doubtful accounts due to its favorable collections experience.

Comprehensive Income:

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

3. Income Taxes:

For the period January 1, 2004 through July 31, 2004, the Company elected to have the Company's income taxed under the provisions of Subchapter "S" of the Internal Revenue Code and corresponding sections of state revenue codes. Accordingly, the Company is not responsible for the payment of income taxes during this period; instead, all components of income and loss pass through the Company's shareholder.

Effective August 1, 2004, the Company elected to be taxed as a "C" corporation for federal and state income tax purposes, whereby the Company is liable for federal and state income taxes. Income and expenses for income tax purposes is reported on the cash basis. For income tax purposes the Company has a net operating loss carryforward of approximately $50,000, which expires in 2024.

The provision for income taxes is comprised of the following:

Current payable	$ -
Deferred:	
Federal	7,400
State	5,900
Total	$ 13,300

The difference between income tax expense using statutory rates on income before income taxes and actual income tax expense results from the non-deductible administration services fee charged by CIMCO and credited to additional paid-in capital during the fourth quarter and use of the cash method of reporting for income tax purposes.

4. Net Capital Requirements:

The Company is subject to the net capital requirements of the Uniform Net capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $53,706, which was $28,706 in excess of the amount required to be maintained at that date.

5. Related Party Transactions:

The Company has entered into Distribution Agreements with affiliates to distribute investment products. The related entities include the Constellation Group of Funds, Turner Funds and Rockland Funds Trust. The Company has also entered into sub-distribution agreements with Satuit Capital Trust and The Advisors Inner Circle solely with reference to the Chartwell funds.

CIMCO reimburses the Company for actual expenses incurred for its sales representatives plus an administrative charge of 10%. The Company acts as record keeper and paying agent for commissions earned by sales representatives who marketed products of its affiliates. Since all commissions are fully reimbursed by the investment advisors providing the product management, no commission expense is reflected in the accompanying financial statements.

The Company is party to an Administrative Services Agreement with CIMCO, whereby CIMCO provides accounting and administrative services sufficient for the Company to operate without employees. The Company compensates CIMCO for these services at a rate of $6,625 per month, which totaled $53,000 for 2004.

The Agreement permits CIMCO, under certain circumstances, to irrevocably forgive payment of the administrative services by the Company. This forgiven payment is deemed to constitute a contribution to the Company's capital. During the fourth quarter, CIMCO forgave payments in the amount of $19,875 which has been credited to additional paid-in capital.

The Company receives fees on behalf of CIMCO which are recorded directly to a liability account. No revenues or expenses are reflected in the statement of operations.

At December 31, 2004 the Company was owed $10,406 from CIMCO and owed CIMCO $90,821 as paying agent.

SUPPLEMENTAL INFORMATION

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital:		$464,240
Total stockholder's equity		
Deductions and/or charges:		
Nonallowable assets:		
Central registration depository	$ 16,811	
Due from affiliates	315,520	
Prepaid expenses	78,203	
Total deductions and/or charges		410,534
Net capital before haircuts on securities positions		53,706
Haircuts on securities		-
Net capital		53,706
Computation of basic net capital requirement:		
Net capital requirement (minimum)		25,000
Excess net capital		$ 28,706
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 23,212
Aggregate indebtedness		$304,940
Ratio of aggregate indebtedness to net capital		5.7 to 1

The Company amended its December 31, 2004 FOCUS Report on February 23, 2005. There are no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2004 FOCUS filing Part IIA.

The net capital included in this report is $591 higher than the corresponding schedule included in the Company's original unaudited December 31, 2004 FOCUS filing Part IIA. This difference resulted from an increase in total stockholders' equity because of higher net income.

The accompanying notes are an integral part of this financial statement.

CONSTELLATION INVESTMENT DISTRIBUTION COMPANY INC.

Schedule II - Computation for Determination of Reserve Requirements and Information or Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information or Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SUPPLEMENTARY REPORT



SMART™

AND ASSOCIATES, LLP

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder and Board of Directors of
Constellation Investment Distribution Company Inc.

In planning and performing our audit of the financial statements and supplemental information of Constellation Investment Distribution Company Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a) (11) and for determining compliance with exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria.

Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of

92 W. LANCASTER AVENUE · DEVON, PA 19333 · PHONE 610.254.0700 · FAX 610.254.5292

MEMBER THE INTERNATIONAL igaf GROUP OF ACCOUNTING FIRMS

America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smart and Associates, LLP

February 23, 2005